Co-optrade

30 N Gould Street, Ste R

SHERIDAN

WYOMING

82801

March 21, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

 Re Co-optrade

Offering Statement on Form 1-A

Filed March 9, 2017

File No.  024-10759

Dear Sir or Madam,

 On behalf of Co-optrade  (the “Company”), I hereby request acceleration of the effective date and time of Parts I, II and III of the above-referenced offering statement (the “Offering”) to 2:00 p.m., Eastern Time, Friday, March 23rd, 2018, or as soon thereafter as is practicable.

The State of Wyoming and Georgia has advised us that it is prepared and ready to qualify our offering.

In making this request, the Company acknowledges that:

•Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind direction. Fulfilling the Law’s directions and the need of the public’s need for disclosure is, like yours, our desire.

Sincerely,

/s/ Melandrew Santos

(signed) “Melandrew Santos”

CEO of Co-optrade